Via Facsimile and U.S. Mail
Mail Stop 6010

February 2, 2009

Edward L. Rand, Jr.
Chief Financial Officer
ProAssurance Corporation
100 Brookwood Place
Birmingham, AL 35209

Re: Form 10-K for the Fiscal Year Ended December 31, 2007
File Number: 001-16533

Dear Mr. Rand,

    We have completed our review of your Form 10-K and your related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief